February 19, 2010

VIA U.S. MAIL AND FACSIMILE

Elizabeth L. Belanger
Vice President and Senior Counsel
Transamerica Financial Life Insurance Company
4 Manhattanville Road
Purchase, NY 10577

Re: Transamerica Financial Life Insurance Company
        TFLIC Pooled Account No. 44
        Initial Registration Statement on Form N-4
        File Nos. 333-163881; 811-22371

        Transamerica Life Insurance Company
        Separate Account VA FF
        Initial Registration Statement on Form N-4
        File Nos. 333-163878; 811-22370

Dear Ms. Belanger:

        The staff has reviewed the above-referenced registration statements, which the Commission received on December 21, 2009. We provided the registration statements a full review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. **General**

   a. *Guaranteed Income Rate* (pp. 27-28): The prospectus discloses the currently applicable Guaranteed Income Rates and notes that the insurance company may increase or reduce the Guaranteed Income Rate in the future. Furthermore, the disclosure states that once a Participant chooses a Lock-In Date, the Guaranteed Income Rate in force at that time will apply. As the disclosure stands now, the insurance company is free to reduce the Guaranteed Income Rate to zero if it so chose. Based upon the current disclosure a Participant would be unable to make an informed choice regarding the benefit provided by the Guaranteed Income Amount. Inasmuch as the guaranteed lifetime withdrawal benefit ("GLWB") is mandatory, the rates go to the essence of the contract for the investor. Accordingly, please disclose the minimum available Guaranteed Income Rates. In addition, please clarify both the form of notice the insurance company will provide Participants and how much notice will be provided regarding changes in the Guaranteed Income Rates.

   b. The staff notes that the primary benefit associated with contract appears to be the GLWB, which is intended to provide for a guaranteed level of withdrawals during the life of the

Participant. In addition, the contract provides that contributions made by the Participant may only be invested in a target date fund related to the Participant's age. Generally, a target date fund will grow more conservative in its allocations as it nears the target date in order to lock in gains made to that point. Considering the benefit of a GLWB is to access funds in the near term, while the benefit of a target date fund is to accumulate returns and lock in those returns at some date in the future, please provide disclosure regarding how the target date fund is designed in part to limit the risk the registrant is exposed to in offering the GLWB.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

d. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. **Glossary** (pp. 1-4)

Please include section cross references in the Glossary section for Guaranteed Income Amount, Guaranteed Income Rate, Guarantee Value, Income Base, Settlement Phase, and Underlying Funds.

3. **Prospectus Summary** (pp. 5-14)

a. Currently the Summary section includes both the fee tables and a summary of the contract. Please provide this disclosure in two separate sections, one covering the Fee Table and Expense Examples, the other the summary of the contract.

b. The Summary section is too long and obscures important information, such as the possibility of termination due to Excess Withdrawals and due to actions by a Contractholder when the investor is a Participant, and the possibility that the sole Investment Option may be terminated. The registrant is urged to make the Summary section more brief to ensure that these risks are not obscured. In the alternative, please include a Risks section in the Summary to highlight these and other important risks.

c. Where applicable, please include the narrative descriptions of each table as set forth in Item 3 of Form N-4. *See* Form N-4, Item 3, Instruction 1.

d. Please move the Annual Contract Fee from the Transaction Expenses table to the Pooled Account Annual Expenses table.

e. *Pooled Account Annual Expenses*: Please provide two line items disclosing the Mortality and Expense Risk fee separately from the Administrative Fee.

f. *Expense Examples*: The staff notes that the expense examples reflect what the costs would be to a contractowner if the contractowner surrendered the contract at the end of the applicable time period. Please confirm supplementally that the costs of annuitization and surrender are the same. In addition, please include the 5 and 10 year periods in the Expense Example.

g. Please note that the Contractholder has the right to suspend the contract or terminate the plan and that this right may impact the rights the Participant has under the contract as disclosed on page 17. Please provide this information as part of the revision requested by comment 2b, above.

h. *Investment Options* (pp. 7-8): Please disclose all investment options as set forth on page 21 or in the alternative that these are the funds available to investors who at the time the registration statement is first declared effective would be of an age required to invest in the Contract.

i. *Guaranteed Income Amount* (pp. 8-10): In the first paragraph, please briefly disclose any adverse effects the Participant may realize associated with Excess Withdrawals, including a statement that Excess Withdrawals may reduce the Income Base by an amount greater than the Excess Withdrawal and may terminate the benefit entirely.

j. *Guaranteed Income Amount* (pp. 8-10): In the second paragraph, please briefly disclose the restrictions on making withdrawals, including any tax penalties, and cross-reference to the Tax Information section.

k. *Guaranteed Income Amount* (pp. 8-10): In the Guaranteed Income Rate Table, please disclose that the Joint rates are based upon the age of the younger spouse.

l. *Contributions* (p. 10): The disclosure notes that "Participants can make additional Contributions at any time during the Accumulation Period." Please clarify whether there are any age restrictions similar to those associated with initial Contributions.

m. *Contributions* (p. 10): Please briefly disclose the limitations that exist upon making Contributions to the contract as disclosed in the Tax Information section.

4. **Summary of the Contracts** (pp.15-20)

a. *Ownership* (p. 16): The prospectus states that a Plan Contractholder may exercise certain rights under the Contract, including "the transfer of assets held under the Contract to another fund." Please confirm supplementally that the rights listed is complete and, if not, revise the prospectus to make it complete. In addition, please revise the prospectus to clarify the circumstances under which a Contractholder may transfer investor assets to another fund. In addition, please either describe the specified assumptions determining the Guarantee Value or provide a cross reference to the Glossary and/or any other location in the prospectus that provides those assumptions. Please make the change regarding specified assumptions consistently throughout the prospectus, as applicable (*see, e.g.,* p. 17).

Separately, given the disclosure that the IRA Participant "generally" has all decision making rights, please clarify what rights are not reserved for the IRA Participant.

b. *Contributions* (p. 16): Please disclose the limitations that exist upon making Contributions to the contract as disclosed in the Tax Information section and provide a cross-reference to that section.

c. *Rights Upon Suspension of Contract or Termination of Plan* (pp. 17-18): The prospectus states in several places that a Plan Participant may lose the guaranteed benefit as a result of a Plan Contractholders actions, absent a rollover. Please highlight this language in bold.

d. *Failure of Qualification* (p. 18): The prospectus states that the Company will refuse contributions for a period that the Plan Contractholder becomes ineligible for any previously applicable tax benefits under the Code. Please clarify generally the circumstances under which this could occur. Please also confirm that a Participant remains free during this period to withdraw assets from the Plan.

e. *Rights Reserved by the Company* (p. 20): The prospectus states that the registrant "may" transfer assets in a Variable Investment Option to the Money Market Variable Investment Option on a temporary basis until an appropriate substitute Variable Investment Option is made available. Please clarify what rights the investor has, e.g., any right to receive the Guarantee Value, if no such "appropriate" option is found. For clarity, please also reiterate that any such transfer is subject to Commission approval, as applicable. In addition, please make conforming changes elsewhere in the prospectus, as applicable (e.g., the Money Market Variable Investment Option for Temporary Investment section on page 23).

Separately, please revise the fee table to include the costs of this variable investment option.

5. Investment Options (pp.21-24)

a. *Variable Investment Options* (p. 21): The staff notes that the Prospectus Summary discloses that a Participant must be at least 50 years old before an initial Contribution will be accepted. However, the Variable Investment Options include target date funds applicable to Participants as young as 23. Please clarify supplementally this apparent discrepancy.

b. *Money Market Variable Investment Option for Temporary Investment* (p. 23): The prospectus stats that the Money Market Variable Investment Option will be made available pending receipt of "authorized instructions." It is unclear under what circumstance this could arise, since the prospectus states that reinvestment upon termination of a target date fund requires an appropriate substitute. Please clarify what is intended by the phrase, when the occasion could arise, and what are the possible consequences for the Contract.

c. *Substitution* (p. 24): Please revise the second paragraph to make clear that the substitution referred to in that paragraph is of the group referred to in the first paragraph.

6. Guaranteed Income Amount (pp. 25-37)

a. The staff notes that currently the examples throughout this section are justified to the left and in the same font size and type as all of the text in the prospectus. Please reformat the examples throughout this section in order to make it clear where the example ends and the narrative description of the Guaranteed Income Amount resumes.

b. *Guaranteed Income Rate* (pp. 27-28): In the Guaranteed Income Rate Table, please disclose that the Joint rate is applicable to the age of the younger spouse.

c. *Guaranteed Income Rate* (pp. 27-28): The Guaranteed Income Rate Table discloses a 3.00% Guaranteed Income Rate under the Joint feature where the younger spouse is between the ages of 50-54. Please clarify the result should a Participant aged 54 and a spouse aged 53 attempted to make a withdrawal. Based upon the staff's reading of the Tax Information section, under most circumstances withdrawals are not permitted before the age of 55. Is there an exception applicable to this Joint feature of the Guaranteed Income Amount?

d. *Lock-In of Guaranteed Income Amount* (pp. 28-29): The prospectus states that "a Participant can make a withdrawal equal to the Guaranteed Income Amount, even if … previous withdrawals of the annual Guaranteed Income Amount have reduced the Participant's Account Value to $0." Please clarify whether this statement is true in the event an Excess Withdrawal reduces the Participant's Account Value to $0.

e. *Lock-In of Guaranteed Income Amount* (pp. 28-29): The prospectus uses the term "in-service withdrawal." Please provide a definition for this term.

f. *Lock-In of Guaranteed Income Amount* (pp. 28-29): Please clarify how a Participant would select a Lock-In date (e.g. in writing, by phone, etc.).

g. *Contributions after the Lock-In Date* (pp. 29-31): Please revise Example 3 in order to illustrate the effect of an Excess Withdrawal on the Guaranteed Income Amount, the effect of a Contribution that is less than the Excess Withdrawal, and finally the effect of a Contribution that is greater than the Excess Withdrawal. Please also clarify the effect of a subsequent Contribution on the Income Base, not just the Guaranteed Income Amount, and provide an example demonstrating the calculation.

h. *Withdrawals* (pp. 32-34): The first paragraph notes that Withdrawals are subject to the terms of the retirement plan arrangement. Please provide a cross-reference to the Tax Information section.

i. *Withdrawals* (pp. 32-34): The prospectus states that withdrawals "in excess of the Guaranteed Income Amount during an annual period will *generally* be Excess Withdrawals." Please clarify when withdrawals in excess of the Guaranteed Income Amount would not be considered Excess Withdrawals and provide a cross-reference to the applicable section(s) of the prospectus where this is discussed.

j. *Withdrawals* (pp. 32-34): Please disclose the effect of the Account Value being reduced to $0 as the result of an Excess Withdrawal. If such an event can terminate the benefit, make that clear here and in the Summary.

k. *Withdrawals* (pp. 32-34): On page 43 of the prospectus it is disclosed that retirement plan fees may be deducted from the contract. Please clarify whether these fees are considered withdrawals for the purposes of the Guaranteed Income Amount.

l. *Required Minimum Distributions* (p. 35): The last sentence of the first paragraph discloses that required minimum distributions may be treated as Excess Withdrawals. Please state this affirmatively and bold or otherwise highlight this information.

m. *Required Minimum Distributions* (p. 35): The prospectus states that the insurance company will determine whether an adequate required minimum distribution has been made for the year, and if there has not been an adequate distribution, the insurance company will make an additional distribution for the remaining amount from the Participant's investment options, including those other than the contract. Please clarify supplementally how the insurance company will make distributions from investment options other than the contract.

n. *Settlement Phase* (p. 37): The prospectus states that no death benefits are available once the Account Value goes to zero. Please make this clear in the death benefits section and in the Summary.

7. **Contributions** (pp.38-40)

a. The prospectus states that the Company reserves the right to cease accepting new Contributions at any time. Please include this information in the Summary.

b. *Age Restrictions* (p. 38): Please clarify whether there are any age restrictions similar to those associated with initial Contributions.

8. **Transfers and Withdrawals** (pp. 44-46)

a. *Retirement Plan Loans* (p. 45): The prospectus states in order for a Participant to receive a retirement plan loan, the Participant may be required to transfer amounts out of the contract and such transfers may be viewed as Excess Withdrawals. Please provide a brief summary highlighting this issue in the Prospectus Summary.

b. *Automatic Withdrawals* (p. 45): Please note that withdrawals prior to the Lock-In Date constitute Excess Withdrawals.

9. **Annuity Options** (pp. 47-50)

a. The staff notes that the primary benefit offered by the contract seems to be the GLWB, rather than the annuity. In consideration of this, please discuss those factors the Participant should consider when deciding whether to annuitize.

b. The prospectus notes that the Maturity Date, or date before which the Annuity Option must be selected, is 105. Please disclose the earliest date a Participant may choose to annuitize.

c. *Fixed Annuity Options* (p. 48): The Contingent Annuity discloses that "annuity payments to the contingent annuitant may be made in the same amount paid while both annuitants lived or a lesser percentage of this amount." Please clarify how it will be determined whether the contingent annuitant will be paid the same amount as while both annuitants lived or a lesser percentage of this amount.

d. *Fixed Annuity Options* (p. 48): When discussing the Contingent Annuity with Period Certain, please disclose who would receive payments in the event both annuitants died before the end of the period certain.

e. *Fixed Annuity Options* (p. 48): Please provide a brief comparison of the various Fixed Annuity options, particularly with respect to the anticipated amount, based upon a fixed set of assumptions as to age, anticipated longevity, etc.

    f.   *Fixed Annuity Options* (p. 48): The maximum annuity age appears to be 105. Please disclose which Fixed Annuity option is applied in the event the Participant reaches the Maturity Date and has not selected an option.

    g.   The prospectus notes that the "Life Annuity with Period Certain and the Specified Fixed Period Annuity may only be elected for a number of years that will not exceed an annuitant's life expectancy." Please clarify whether this same restriction applies to the Contingent Annuity with Period Certain.

    h.   The prospectus makes reference to an "initial period." Please disclose the period to which this "initial period" refers.

    i.   The prospectus makes reference to "annuity purchase rates" and certain "maximum rates set forth in the contract." The staff did not see these terms disclosed elsewhere in the prospectus. Please direct the staff to where this disclosure appears or include such disclosure.

    j.   The prospectus discusses the commuted value and notes that the commuted value is the "present value of any annuity payments … discounted at the interest rate … applied to determine the amount of the annuitant's Fixed Annuity payments." The staff notes that there did not appear to be any discussion of an interest rate in determining the amount of the Fixed Annuity payment, unless the interest rate mentioned here is referring to the annuity purchase rate discussed in the comment above. If not, please include a discussion of the determination of the Fixed Annuity amount that includes the applicable interest rate.

10. **Death Benefit** (pp. 51-52)

The prospectus notes that a surviving spouse may continue the Contract. Please clarify what rights of the original investor are retained by the spouse in such a circumstance (e.g., naming Beneficiaries), and how long the spouse has to decide whether or not to continue the Contract.

11. **Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants and its management are in possession of all facts relating to the registrants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statements in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the registrants and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products

cc: Darin Smith